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                                                                      EXHIBIT 24



                    RESTATED AND AMENDED EMPLOYMENT AGREEMENT
                              OF STEPHEN P. PEZZOLA
                                      WITH
                 DSP COMMUNICATIONS, INC. AND DSP TELECOM, INC.

         THIS RESTATED AND AMENDED EMPLOYMENT AGREEMENT (this "Agreement"), made and entered into effective as of the 12th day of August, 1999, by and between DSP Communications, Inc., a Delaware corporation (hereinafter "DSPC"), DSP TELECOM, INC., a California corporation (hereinafter the "Corporation"), and STEPHEN P. PEZZOLA (hereinafter "Pezzola").

                                    RECITALS

         A. DSPC is the parent corporation of the Corporation.

         B. Effective September 16, 1996, Pezzola entered into an employment agreement with the Corporation and DSPC to serve as DSPC's General Counsel and to serve as an employee of the Corporation, and such agreement was amended and restated on January 1, 1998, and again on January 16, 1999 (as so amended and restated, the "Employment Agreement").

         C. The terms of the Employment Agreement are hereby amended and restated in full as of August 12, 1999.

                                    AGREEMENT

         NOW, THEREFORE, the parties hereto hereby agree as follows:

         1. EMPLOYMENT DUTIES.

                  a. GENERAL. The Corporation hereby agrees to employ Pezzola, and Pezzola hereby agrees to accept employment with the Corporation, on the terms and conditions hereinafter set forth.

                  b. CORPORATION'S DUTIES. The Corporation shall allow Pezzola to, and Pezzola shall, perform responsibilities normally incident to his position as General Counsel of DSPC, commensurate with his background, education, experience and professional standing. The Corporation shall provide Pezzola with a private office, stenographic help, office equipment, supplies, assistant or secretary, customary services and cooperation suitable for the performance of his duties.

                  c. PEZZOLA'S DUTIES. Unless otherwise agreed to by the parties, Pezzola shall serve as General Counsel and Secretary of DSPC. Pezzola shall devote such time in executing his duties as General Counsel as is deemed needed



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by DSPC's Chairman of the Board of Directors. Pezzola shall not be required to devote his full time efforts to the Corporation or DSPC. It is intended that Pezzola will work the majority of his time, approximately thirty (30) hours per week, and that he will serve as General Counsel of entities other than DSPC, the Corporation, or their affiliates, and as an owner in an investment entity. Pezzola shall report directly to the Chairman of the Board of Directors of DSPC. Mr. Pezzola shall also inform the Chairman of the DSPC Compensation Committee of any other positions that he takes with any other entity, beyond the positions that he currently holds. Pezzola's duties shall be performed primarily in the San Francisco Bay Area, and more particularly, in either Cupertino or Oakland, California, at the option of Pezzola.

         2. EMPLOYMENT TERM. This Agreement shall terminate August 12, 2001 ("Employment Term"), unless (a) extended as set forth herein, or (b) terminated sooner under the terms of this Agreement. Thereafter, this Agreement may be renewed by Pezzola and the DSPC Board of Directors of DSPC on such terms as the parties may agree to in writing. Absent written notice to the contrary, thirty
(30) days prior to the end of the Employment Term, this Agreement will be renewed for consecutive one (1) year extensions. As used herein, the term "Employment Term" refers to the entire period of employment of Pezzola hereunder, including any extensions.

         3. COMPENSATION. Pezzola shall be compensated as follows:

                  a. FIXED SALARY. Effective January 16, 1999, Pezzola shall receive a fixed annual salary of Two Hundred Thousand Dollars ($200,000). The Corporation agrees to review the fixed salary following the end of each calendar year during the Employment Term based upon Pezzola's services and the financial results of DSPC during the calendar year, and to make such increases as may be determined appropriate in the discretion of DSPC's Compensation Committee of the Board of Directors ("Compensation Committee").

                  b. PAYMENT. Pezzola's fixed salary shall be payable on a semi-monthly basis.

                  c. BONUS COMPENSATION. During the Employment Term, Pezzola shall participate in each bonus plan adopted by the Corporation's Board of Directors. Commencing in 1999, Pezzola shall be entitled to receive an annual bonus equal to (i) twenty-five percent (25%) of his annual base salary should the Corporation meet eighty percent (80%) of its plan as presented to the Board in January of each year



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during the term of Pezzola's employment ("Yearly Plan"); (ii) fifty percent
(50%) of his annual base salary should the Corporation meet its Yearly Plan; and
(iii) one hundred percent (100%) of his annual base salary should the Corporation meet one hundred twenty percent (120%) of its Yearly Plan, with the bonus prorated if the Yearly Plan is met between eighty percent (80%) and one hundred percent (100%); or between one hundred percent (100%) and one hundred twenty percent (120%). For purposes of this Section, the meeting of the Yearly Plan shall be based upon the actual revenues and earnings per share for each applicable year (each weighted fifty percent (50%)) compared to the revenues and earnings per share projected in the Yearly Plan (with each item weighted fifty percent (50%)), and no item shall be counted if it is not at least eighty percent (80%) met.

                  d. VACATION. Pezzola shall accrue paid vacation at the rate of twenty-five (25) days for each twelve (12) months of employment. Pezzola shall be compensated at his usual rate of compensation during any such vacation. Pezzola shall be entitled to ten (10) paid holidays during each twelve (12) months of employment. Pezzola shall receive sick leave or disability leave in accordance with the terms of the Corporation's standard sick leave or disability leave policy.

                  e. BENEFITS. During the employment term, Pezzola and his dependents shall be entitled to participate in any group plans or programs maintained by the Corporation for any employees relating to group health, disability, life insurance and other related benefits as in effect from time to time. The level of benefits shall be based on the salary payable to Pezzola. The Corporation and DSPC shall provide Pezzola with Director and Officer Insurance, if reasonably available to the Corporation and DSPC, and all of its officers and directors. Pezzola shall in no event receive less insurance coverage than that available to any other employee.



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         4. EXPENSES. The Corporation shall reimburse Pezzola for his normal and reasonable expenses incurred for travel, entertainment and similar items in promoting and carrying out the business of the Corporation in accordance with the Corporation's general policy as adopted by the Corporation's management from time to time. The Corporation shall pay Pezzola's cellular telephone expenses to the extent incurred in carrying out the business of the Corporation. The Corporation shall also reimburse Pezzola for the portion of his professional membership dues incurred, if any; legal education and seminar expenses; and California Bar Association dues or fees necessary to maintain his certification as an attorney in California, as are allocable to the Corporation from time to time, based on the percentage of Pezzola's time each year that is spent on Corporation matters. The Corporation shall also reimburse Pezzola for legal/technical books purchased by Pezzola that are used in carrying out Pezzola's duties to the Corporation. As a condition of payment or reimbursement, Pezzola agrees to provide the Corporation with copies of all available invoices and receipts, and otherwise account to the Corporation in sufficient detail to allow the Corporation to claim an income tax deduction for such paid item, if such item is deductible. Reimbursements shall be made on a monthly, or more frequent, basis.

         5. INDEMNIFICATION. The parties entered into an Indemnification Agreement, effective September 16, 1996, under which DSPC indemnifies Pezzola for actions he may take on behalf of the Corporation or DSPC.

         6. CONFIDENTIALITY AND COMPETITIVE ACTIVITIES. Pezzola agrees that during the Employment Term he is in a position of special trust and confidence and has access to confidential and proprietary information about the Corporation's business and plans. Pezzola agrees that he will not directly or indirectly, either as an employee, employer, consultant, agent, principal, partner, stockholder, corporate officer, director, or in any similar individual or representative capacity, engage or participate in any business that is in competition, in any manner whatsoever, with the Corporation. Notwithstanding anything in the foregoing to the contrary, Pezzola shall be allowed to invest as a



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shareholder in publicly-traded companies, or through a venture capital firm or an investment pool.

         7. TRADE SECRETS.

                  a. SPECIAL TECHNIQUES. It is hereby agreed that the Corporation has developed or acquired certain products, technology, unique or special methods, manufacturing and assembly processes and techniques, trade secrets, special written marketing plans and special customer arrangements, and other proprietary rights and confidential information and shall during the employment term continue to develop, compile and acquire said items (all hereinafter collectively referred to as the "Corporation's Property"). It is expected that Pezzola will gain knowledge of and utilize the Corporation's Property during the course and scope of his employment with the Corporation, and will be in a position of trust with respect to the Corporation's Property.

                  b. CORPORATION'S PROPERTY. It is hereby stipulated and agreed that the Corporation's Property shall remain the Corporation's sole property. In the event that Pezzola's employment is terminated, for whatever reason, Pezzola agrees not to copy, make known, disclose or use, any of the Corporation's Property without the Corporation's prior written consent. In such event, Pezzola further agrees not to endeavor or attempt in any way to interfere with or induce a breach of any prior proprietary contractual relationship that the Corporation may have with any employee, customer, contractor, supplier, representative, or distributor for nine (9) months after any termination of this Agreement. Pezzola agrees upon termination of employment to deliver to the Corporation all confidential papers, documents, records, lists and notes (whether prepared by Pezzola or others) comprising or containing the Corporation's Property. Pezzola recognizes that violation of covenants and agreements contained in this Section 7 may result in irreparable injury to the Corporation which would not be fully compensable by way of money damages.

         8. TERMINATION.

                  a. GENERAL. The Corporation may terminate this Agreement without cause, by written notice. Pezzola may voluntarily terminate his employment hereunder upon sixty (60) days' advance written notice to the Corporation.

                  b. TERMINATION FOR CAUSE. The Corporation may immediately terminate Pezzola's employment at any time for cause. Termination for cause shall be effective from the receipt of written notice thereof to Pezzola specifying the grounds for termination and all relevant facts. Cause shall be deemed to include:



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(i) material neglect of his duties or a significant violation of any of the provisions of this Agreement, which continues after written notice and a reasonable opportunity (not to exceed thirty (30) days) in which to cure; (ii) fraud, embezzlement, defalcation or conviction of any felonious offense; or
(iii) intentionally imparting confidential information relating to the Corporation or DSPC or their business to competitors or to other third parties other than in the course of carrying out his duties hereunder. The Corporation's exercise of its rights to terminate with cause shall be without prejudice to any other remedy it may be entitled at law, in equity, or under this Agreement.

                  c. TERMINATION UPON DEATH OR DISABILITY. This Agreement shall automatically terminate upon Pezzola's death. In addition, if any disability or incapacity of Pezzola to perform his duties as the result of any injury, sickness, or physical, mental or emotional condition continues for a period of thirty (30) business days (excluding any accrued vacation) out of any one hundred twenty (120) calendar day period, the Corporation may terminate Pezzola's employment upon written notice. Payment of salary to Pezzola during any sick leave shall only be to the extent that Pezzola has accrued sick leave or vacation days. Pezzola shall accrue sick leave at the same rate generally available to the Corporation's employees.

                  d. SEVERANCE PAY. If this Agreement is terminated by the Corporation without cause pursuant to Section 8.a. (above), the Corporation shall pay Pezzola a severance/consulting fee equal to his monthly salary at his then-current rate of fixed salary compensation, multiplied by the greater of (i) the number of full months left until the end of the then-current employment term, or (ii) six (6), during which time Pezzola may elect to remain as an employee of the Corporation in a non-policy-making role, devoting substantive productive time, and his options in DSPC shall continue to vest for the period of continuous employment, or shall be entitled to the severance without remaining as an employee. The above severance fee shall be payable in accordance with the Corporation's normal payroll practices. The Corporation shall pay Pezzola a severance fee equal to his monthly salary at his then-current rate of fixed salary compensation, multiplied by the number six (6) if this Agreement is terminated pursuant to Section 8.b (i) (above) or if Pezzola or the Corporation elects not to renew this Agreement. The Corporation shall pay Pezzola a severance fee equal to his monthly salary at his then-current rate of fixed salary compensation, multiplied by the number three (3), if Pezzola voluntarily elects to terminate his employment, unless the Corporation successfully claims that a



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termination in accordance with Sections 8.b (ii) or (iii) is in order. There shall be no severance in the event that this Agreement is terminated in accordance with Section 8.b (ii) or (iii).

         9. CORPORATE OPPORTUNITIES.

                  a. DUTY TO NOTIFY. In the event that Pezzola, during the Employment Term, shall become aware of any material and significant business opportunity directly related to any of the Corporation's significant businesses, Pezzola shall promptly notify the Corporation's Directors of such opportunity. Pezzola shall not appropriate for himself or for any other person other than the Corporation, or any affiliate of the Corporation, any such opportunity unless, as to any particular opportunity, the Board of Directors of the Corporation fails to take appropriate action within thirty (30) days. Pezzola's duty to notify the Corporation and to refrain from appropriating all such opportunities for thirty (30) days shall neither be limited by, nor shall such duty limit, the application of the general law of California relating to the fiduciary duties of an agent or employee.

                  b. FAILURE TO NOTIFY. In the event that Pezzola fails to notify the Corporation of, or so appropriates, any such opportunity without the express written consent of the Board of Directors, Pezzola shall be deemed to have violated the provisions of this Section notwithstanding the following:

                           i. The capacity in which Pezzola shall have acquired
such opportunity; or

                           ii. The probable success in the Corporation's hands
of such opportunity.

                  c. CORPORATION DEFINED. For purposes of Sections 6, 7, 8 and 9, the term "Corporation" shall also include DSPC and all of DSPC's subsidiaries.

         10. MISCELLANEOUS.

                  a. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matters herein, and supersedes and replaces any prior agreements and understandings, whether oral or written between them with respect to such matters. The provisions of this Agreement may be waived, altered, amended or repealed in whole or in part only upon the written consent of both parties to this Agreement.

                  b. NO IMPLIED WAIVERS. The failure of either party at any time to require performance by the other party of any provision hereof shall not affect in any way the right to require such performance at any time thereafter, nor shall the waiver



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by either party of a breach of any provision hereof be taken or held to be a waiver of any subsequent breach of the same provision or any other provision.

                  c. PERSONAL SERVICES. It is understood that the services to be performed by Pezzola hereunder are personal in nature and the obligations to perform such services and the conditions and covenants of this Agreement cannot be assigned by Pezzola. Subject to the foregoing, and except as otherwise provided herein, this Agreement shall inure to the benefit of and bind the successors and assigns of the Corporation.

                  d. SEVERABILITY. If for any reason any provision of this Agreement shall be determined to be invalid or inoperative, the validity and effect of the other provisions hereof shall not be affected thereby, provided that no such severability shall be effective if it causes a material detriment to any party.

                  e. APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California, applicable to contracts between California residents entered into and to be performed entirely within the State of California.

                  f. NOTICES. All notices, requests, demands, instructions or other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given upon delivery, if delivered personally, or if given by prepaid telegram, or mailed first-class, postage prepaid, registered or certified mail, return receipt requested, shall be deemed to have been given seventy-two (72) hours after such delivery, if addressed to the other party at the addresses as set forth on the signature page below. Either party hereto may change the address to which such communications are to be directed by giving written notice to the other party hereto of such change in the manner above provided.

                  g. MERGER, TRANSFER OF ASSETS, OR DISSOLUTION OF THE CORPORATION. This Agreement shall not be terminated by any dissolution of the Corporation resulting from either merger or consolidation in which the Corporation is not the consolidated or surviving corporation or a transfer of all or substantially all of the assets of the Corporation. In such event, the rights, benefits and obligations herein shall automatically be assigned to the surviving or resulting corporation or to the transferee of the assets.

                  h. CONFLICT POTENTIAL AND DUTY TO NOTIFY. Pezzola agrees to notify the



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Chairman of the Compensation Committee of: (1) any investments into any company or other entity of his own personal funds which is in excess of Two Hundred Thousand Dollars ($200,000); (2) any investment which results in Pezzola owing over five percent (5%) of an entity; or (3) any other employment or consulting arrangement that Pezzola



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is a party to. If the Chairman of the Compensation Committee deems such investment or arrangement to be a conflict, he and Pezzola shall attempt to resolve the conflict. If such conflict cannot be so resolved, then the Chairman of the Compensation Committee shall discuss the matter with the entire board.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

DSP TELECOM, INC.                      DSP COMMUNICATIONS, INC.
a California corporation               a California corporation
20300 Stevens Creek Blvd.,             20300 Stevens Creek Blvd.,
Suite 465                              Suite 465
Cupertino, CA  95014                   Cupertino, CA 95014

By:/s/ Davidi Gilo                     By:/s/ Lewis Broad
   --------------------------------       --------------------------------------
   Davidi Gilo, Chairman                  Lewis Broad, Chairman
   of the Board of Directors              of the Compensation Committee

/s/ Stephen P. Pezzola
-----------------------------------
STEPHEN P. PEZZOLA
40 Yorkshire Drive
Oakland, CA 94618



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